6 March 2002

BHP STEEL VOWS TO MEET CHALLENGE OF US S. 201 IMPACT

BHP Steel today expressed disappointment at the decision by the Bush Administration to apply tariffs of 30 per cent to most categories of steel imports to the United States, while vowing to meet the challenge imposed by the decision.

President and CEO of BHP Steel Kirby Adams said: "We share the disappointment of the Australian Government in this decision.
It is an affront to an efficient Australian steel producer such as BHP Steel."

BHP Steel's projected 2001/02 level of exports to the US from Australia and New Zealand is just over 700,000 tonnes, down from the 800,000 tonnes of exports in the peak 2000/01 year.

The business has been adjusting its international market mix in the lead up to President Bush's s.201 decision.

Mr Adams said it was significant that relief from tariffs had been provided for slab imports, which comprised over 40 per cent of BHP Steel exports to the United States last year.

In addition, BHP Steel stands to benefit through its 50 per cent interest in North Star BHP Steel, located in Delta, Ohio, which is one of the lowest cost mini mill operations in the United States and produces 1.5 million tonnes per annum.

Mr Adams said: "The decision is likely to lead to a higher steel pricing environment within the US market, which will advantage US domestic steel producers, including North Star BHP Steel.

"Today's announcement has at least removed some of the uncertainty around the US marketplace, and we will now move immediately to implement the action plans developed over the past six months in anticipation of a US Presidential decision.

"BHP Steel's Port Kembla and New Zealand steel-making operations are already among the world's most efficient, with costs among the lowest in the global steel industry. A range of cost reduction, outsourcing and productivity improvement initiatives over the past 18 months have further consolidated this position.

"However, undoubtedly the imposition of tariffs will intensify pressure on these operations to deliver on cost reduction initiatives."

Mr Adams added: "Working with our US customers, we will now need to closely scrutinise each export transaction to determine its commercial merits." The majority of BHP Steel's US customers are West Coast steel producers who import feedstock.

"Far from assisting these customers, this decision may create substantial impediments to their future competitiveness and unfairly penalises importers of hot rolled coil relative to slab importers," he said.

"The decision will also do little to aid the cause of international restructuring, other than exacerbating the financial pressure on higher cost producers around the world. Market opportunities may emerge for BHP Steel, a relatively low-cost, efficient steel producer, as regional high-cost producers struggle to remain competitive."

BHP Billiton CEO and Managing Director Paul Anderson said: "A decision on section 201 has already been factored into our planning for the demerger of our steel business and we remain on-target for public listing of BHP Steel Limited in mid-2002.

"One of the benefits the public listing will bring to BHP Steel is an enhanced ability to move swiftly to seize opportunities that may arise in the wake of today's announcement."

Mr Adams said: "BHP Steel is greatly appreciative of the tireless support it has received from the Australian Federal Government since the
Section 201 investigation was announced.

"As steel producers in the region who will be displaced from the US market seek alternate markets, we welcome indications today by the Australian Government that it will step up its scrutiny of steel imports and to more actively administer anti-dumping laws."

"We now call on trade unions, Governments at all levels and the manufacturing sectors in Australia and New Zealand to work with BHP Steel and its employees as we convert today's challenge into tomorrow's opportunity."


Media contact:

Mandy Frostick
BHP Billiton - Media Relations
Tel:    +61 3 9609 4157
Mobile: +61 419 546 245
mailto:Mandy.J.Frostick@bhpbilliton.com



BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street Melbourne Victoria 3000
Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand London WC2N 5HA United Kingdom
Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

A member of the BHP Billiton group which is headquartered in Australia